COZEN O’CONNOR PC

33 South Sixth Street, Suite 3800

Minneapolis, MN 55402

May 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street NE

Washington D.C. 20549

Attn: Irene Barberena-Meissner

Re:	Astra Space, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-257930) Filed: May 5, 2022

Ladies and Gentlemen:

On behalf of our client, Astra Space, Inc. (the “Company”), we submit this letter in response to verbal comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 19, 2022, relating to the above referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Post-Effective Amendment”). The Company’s responses are set forth below. Page references in the text of our responses correspond to page numbers in the Post-Effective Amendment.

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Verbal comment regarding disclosures in connection with inadvertent release of certain Company technical data.

In response to the Comments received from the Staff regarding disclosures related to the Company’s inadvertent release of certain Company technical data (the “Incident”), the Company respectfully submits to the Staff the following revised disclosures (changes marked) for consideration (the “Revised Disclosures”). The Company believes it also addressed the Staff’s concern regarding disclosures around the effectiveness of internal controls in connection with the Incident in the Revised Disclosures below.

(a) Revised Disclosure on page 30.

We are subject to stringent U.S. export and import control laws and regulations.

Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology and services, as well as run our operations in the United States, in full compliance with such laws and regulations, which include the EAR, the ITAR, and economic sanctions administered by the Treasury Department’s OFAC. Similar laws that impact our business exist in other jurisdictions. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for end uses. We have had inadvertent disclosures of certain of our products or components which are subject to the requirements of these U.S. import and export control laws, including one which occurred recently. Our practice is to provide a voluntary disclosure to the appropriate regulatory authority when such an inadvertent disclosure occurs. While no such regulatory authority has yet determined that any such inadvertent disclosure, including the recent incident, has

~~If we are~~ violated these U.S. import and export control laws, we could be found to be in violation of these laws and regulations. Such a violation, ~~it~~ if determined, could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment and reputational harm. If we are unable to maintain adequate controls related to the disclosure of information subject to U.S. import and export control laws and regulations, we may have future incidents that could result in violations of these laws and regulations.

Pursuant to these foreign trade control laws and regulations, we are required, among other things, to (i) maintain a registration under the ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our spaceflight business. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. Changes in U.S. foreign trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Given the great discretion the government has in issuing or denying such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

Under the “Exon-Florio Amendment” to the U.S. Defense Production Act of 1950, as amended (the “DPA”), the U.S. President has the power to disrupt or block certain foreign investments in U.S. businesses if he determines that such a transaction threatens U.S. national security. The Committee on Foreign Investment in the United States (“CFIUS”) has been delegated the authority to conduct national security reviews of certain foreign investments. CFIUS may impose mitigation conditions to grant clearance of a transaction.

The Foreign Investment Risk Review Modernization Act (“FIRRMA”), enacted in 2018, amended the DPA to, among other things, expands CFIUS’s jurisdiction beyond acquisitions of control of U.S. businesses. Under FIRRMA, CFIUS also has jurisdiction over certain foreign non-controlling investments in U.S. businesses that have involvement with critical technology or critical infrastructure, or that collect and maintain sensitive personal data of U.S. citizens (“TID U.S. Businesses”), if the foreign investor receives specified triggering rights in connection with its investment. We are a TID U.S. Business because we develop and design technologies that would be considered critical technologies. Certain foreign investments in TID U.S. Businesses are subject to mandatory filing with CFIUS. These restrictions on the ability of foreign persons to invest in us could limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could also affect the price that an investor may be willing to pay for our common stock.

(b) Revised Disclosure on page 48.

International Traffic in Arms Regulations (“ITAR”) and Export Controls

Our business is subject to, and we must comply with, stringent U.S. import and export control laws, including the ITAR and Export Administration Regulations (“EAR”) of the Bureau of Industry and Security of the U.S. Department of Commerce. The ITAR generally restricts the export of hardware, software, technical data, and services that have defense or strategic applications. The EAR similarly regulates the export of hardware, software, and technology that has commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the U.S.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes, particularly the Missile Technology Control Regime concerning the spaceflight business.

Many different types of internal controls and measures are required to ensure compliance with such export control rules. In particular, we are required to maintain registration under the ITAR; determine the proper licensing jurisdiction and classification of products, software, and technology; and obtain licenses or other forms of U.S. government authorizations to engage in activities, including the performance by foreign persons, related to and who support our spaceflight business. Under the ITAR, we must receive permission from the Directorate of Defense Trade Controls to release controlled technology to foreign person employees and other foreign persons.

See “~~Risk Factors” above~~ We are subject to stringent U.S. export and import control laws and regulations” in “Risk Factors” above for more information about the risks associated with the requirements of ITAR and EAR, including those that could occur in the case of a failure of any internal controls or measures we have implemented to ensure our compliance with such export and import control laws. See also “Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business financial condition and results of operation” in “Risk Factors” above.

Verbal comment regarding disclosures around internal controls and whether the Incident could result in a material weakness in financial reporting.

The Company considered the Staff’s comments regarding its disclosures around internal controls and whether the Incident could result in a material weakness in financial reporting. The ineffective control resulting in the Incident related to review procedures specific to U.S. import and export laws and was not related to controls over the Company’s financial reporting. The Company revised disclosures related to the Incident to include discussion related to the effectiveness of controls related to the Incident. See the Revised Disclosures above. The Company had other detection and mitigation controls in place that enabled it to immediately identify the Incident had occurred and the Company’s steps to remediate and mitigate issues resulting from the Incident began simultaneously. Notwithstanding the above, the Company has previously disclosed that its disclosure controls and procedures and internal control over financial reporting are ineffective due, in part, to material weaknesses related to its control environment, including information and communication and monitoring controls.

The Company has further determined that, at this time, it is not reasonably probable that the Company would be assessed any material fines or penalties in connection with the Incident because no regulatory authority has yet determined that a violation of law under which the Company could be assessed penalties has occurred. Given this, the Company determined that no risk factors or other disclosures related to internal controls required updating, except to the extent of the Revised Disclosures described above.

Verbal comment regarding disclosures related to the Incident’s Impact on Government Contracts.

In response to the Staff’s comment regarding the impact the Incident has or could have on the Company’s ability to meet the regulatory and security requirements of its existing government contracts, the Company has determined that it has not impacted, and is unlikely to materially impact, the Company’s ability to comply with regulatory and security requirements in existing government contracts.

As to whether the Incident may impact the Company’s ability to obtain future contracts from government entities, the Company has determined that this is speculative and not reasonably probable in that no regulatory agency has yet determined that the Incident constituted a violation under applicable import and export laws or has imposed any penalties, fines or other sanctions. The Company has revised relevant disclosures related to this risk as set forth below (changes marked) and respectfully submits these Revised Disclosures for the Commission’s consideration.

(a) Revised Disclosure on page 38.

Astra needs to meet multiple security requirements in order to meet ongoing requirements for participation in government contracts. The inability to meet regulatory requirements or security standards may mean a failure to win contracts, receive security clearance certifications, and loss of current and future business.

U.S. government contracts generally are subject to FAR, agency-specific regulations that supplement FAR, such as the Department of Defense’s Federal Acquisition Regulations, and other applicable laws, security requirements, and regulations. These regulations impose a broad range of requirements, many of which are unique to U.S. government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination and adjustments, mandatory disclosure, and audit requirements. ~~Our failure~~ We have recently had an inadvertent failure to comply with certain of these regulations, agency or government entity processes or opinions, and requirements ~~could result~~ , including import or export laws. This recent failure has not yet resulted in an inability to acquire or retain government contracts, reductions of the value of contracts, contract modifications or termination, ~~inability to bill and collect receivables from customers, and~~ the inability to bill and collect receivables from customers, or the assessment of penalties and fines that could lead to suspension or debarment from U.S. government contracting or subcontracting. However, this recent failure or any future failure to comply with such regulations, agency or governmental entity processes or opinions and requirements could result in reductions of the value of contracts, contract modifications or termination, the inability to bill and collect receivables from customers, the assessment of penalties and fines, or suspension or debarment from U.S. government contracting or subcontracting. As a result, our business operations and future prospects could be adversely affected if we are unable to retain or acquire contracts with government entities, which is a significant customer base for us.

(b) Revised Disclosure on page 35.

The majority of our customer contracts may be terminated by the customer at any time for convenience as well as other provisions permitting the customer to discontinue contract performance for cause (for example, if we do not achieve certain milestones on a timely basis) which if terminated could adversely impact our results of operation.

We are subject to a variety of contract-related risks. Some of our existing customer contracts, including those with the government, include provisions allowing the customers to terminate their contracts for convenience, with a termination penalty for at least the amounts already paid, or to terminate the contracts for cause (for example, if we do not achieve certain milestones on a timely basis). Customers that terminate such contracts may also be entitled to a pro rata refund of the amount of the customer’s deposit. In addition, some of our customers are pre-revenue startups or otherwise not fully established companies, which exposes us to a degree of counterparty credit risk.

Part of our strategy is to market our launch services to key government customers. We expect we may derive limited revenue from contracts with National Aeronautics and Space Administration (“NASA”) and the U.S. government and may enter into further contracts with the U.S. or foreign governments in the future, and this subjects us to statutes and regulations applicable to companies doing business with the U.S. government, including the Federal Acquisition Regulation (“FAR”). These U.S. government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors. For instance, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, in which case the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

Our government contracts may be subject to the approval of appropriations being made by the U.S. Congress to fund the expenditures under these contracts. In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized disclosure and accounting requirements unique to government contracts;

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financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

•	public disclosures of certain contract and company information; and

•	mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. Further, audits or investigations by other governmental agencies related to the conduct of our business, including those agencies who oversee our compliance with import and export laws, may also impact our government contracts. In addition, if we fail to comply with government contract laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including treble damages and other penalties), or criminal law. In particular, the False Claims Act’s “whistleblower” provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

If any customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts for any reason, including as a result of our failure to meet certain performance milestones, or if a government customer were to suspend or debar us from doing business with such government, our business, financial condition, and results of operations would be materially harmed.

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If you have any questions, please contact me at kgettman@cozen.com or 612-260-9075.

Very truly yours,

/s/ Katheryn A. Gettman

Katheryn A. Gettman

Attorney